John E. Dunn

Assistant General Counsel

and Assistant Secretary

720 East Wisconsin Ave.

Milwaukee, WI 53202-4797

414 665 5443

414 665 5751 fax

johndunn@northwesternmutual.com

April 27, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0102

Re:	NML Variable Annuity Account B
1933 Act Post-Effective Amendment No. 10
Form N-4 File No. 333-33232
EDGAR CIK No. 0000072176

Ladies and Gentlemen:

On behalf of the NML Variable Annuity Account B (the “Account”), this letter sets forth the representations requested by the Commission Staff with respect to the above-referenced filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 10 to Form N-4 Registration Statement filed with the Commission under Rule 485(a) on April 27, 2006;

•	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John E. Dunn

John E. Dunn

Assistant General Counsel

and Assistant Secretary

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